May 20, 2019

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Veoneer, Inc.
Registration Statement on Form S-1 for Proposed Convertible Notes Offering
File No. 333-231609

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the several underwriters, hereby join in the request of Veoneer, Inc. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:05 p.m., Eastern Time, on May 22, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, please be advised that there will be distributed to each underwriter or dealer that is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies of the proposed form of the Company’s preliminary prospectus dated May 20, 2019, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We advise that we have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, Morgan Stanley & Co. LLC As representative of the several Underwriters By: Morgan Stanley & Co. LLC /s/ David Oakes Name: David Oakes Title: Managing Director